Exhibit 12.1

BROWN-FORMAN CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended April 30
	2012	2013	2014	2015	2016
Earnings available for fixed charges	$795.5	$907.4	$981.8	$1,037.0	$1,541.5
Fixed Charges:
Interest incurred	$28.6	$36.1	$28.6	$29.2	$45.9
Portion of rent expense deemed to represent interest factor	7.3	7.3	7.8	7.7	$7.7

Fixed charges	$35.9	$43.4	$36.4	$36.9	$53.6

Ratio of earnings to fixed charges	22.1x	20.9x	26.9x	28.1x	28.8x